UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to_____________

Commission File Number 1-06446

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

KINDER MORGAN, INC. SAVINGS PLAN

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kinder Morgan, Inc.

500 Dallas Street, Suite 1000

Houston, Texas 77002

Kinder Morgan, Inc. Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

Kinder Morgan, Inc. Savings Plan

Index to Financial Statements and Supplemental Schedules

Pages

Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	5

Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2004	6

Notes to Financial Statements	7 – 14

Supplemental Schedules*:

Schedule of Assets Held for Investment Purposes - Schedule H, Item 4(i)
as of December 31, 2004	15

Schedule of Reportable Transactions - Schedule H, Item 4(j)
for the year ended December 31, 2004	16

Signature Page	17

*

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kinder Morgan, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kinder Morgan, Inc. Savings Plan (the “Plan”) at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 28, 2005

Kinder Morgan, Inc. Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets

Cash	$ 265,662	$ 1,066,206

Investments, at fair value:
Kinder Morgan, Inc. common stock	183,834,886	156,224,143
Registered investment companies	246,265,549	210,468,869
Common/collective trusts	92,845,224	76,732,156
Money market funds	1,551,606	2,647,291
Participant loans	11,947,967	9,746,893
Life insurance contracts, at contract value	687,709	700,346
Total investments	537,132,941	456,519,698

Net assets available for benefits	$537,398,603	$457,585,904

The accompanying notes are an integral part of these financial statements.

Kinder Morgan, Inc. Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004
Additions To Net Assets Attributed To:
Investment income:
Interest income	$ 527,512
Dividend income	13,110,735

13,638,247

Participant contributions	22,753,162
Employer contributions	12,159,642
Net appreciation in fair value of investments	56,148,963
Transfers from merged plans	4,728,221
Other	13,673

Total additions	109,441,908

Deductions From Net Assets Attributed To:
Benefits paid to participants	(29,629,209)

Total deductions	(29,629,209)

Net increase	79,812,699

Net assets available for benefits:
Beginning of year	457,585,904

End of year	$537,398,603

The accompanying notes are an integral part of this financial statement.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

1.

Description of the Plan

General

The Employees Retirement Fund Trust Profit Sharing Plan (the “Profit Sharing Plan”) of K N Energy, Inc. was established in 1945 for the benefit of eligible employees (as defined in the Profit Sharing Plan indenture). Effective with K N Energy, Inc.’s acquisition of Kinder Morgan (Delaware), Inc., formerly Kinder Morgan, Inc., a Delaware corporation, K N Energy, Inc. changed its name to Kinder Morgan, Inc. (the “Company”).

The Profit Sharing Plan has been amended and restated, and has been renamed the Kinder Morgan, Inc. Savings Plan (the “Plan”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On December 29, 2004, benefits were transferred to the Plan from the Global Material Services LLC 401(k) Plan, the Arrow Terminal 401(k) Plan and the Arrow Terminal Union Profit Sharing 401(k) Plan. Investments in these plans were transferred to similar investments in the Plan, and the participants were allowed to re-allocate their investments at their individual discretion.

Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation. Refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Administration

The Plan is administered by the Kinder Morgan Fiduciary Committee. The Plan’s recordkeeper during 2004 was Putnam Defined Contribution Servicing. Plan assets were maintained during 2004 under the custody of Putnam Fiduciary Trust Company (“Trustee”). During 2004, the Trustee made payments as authorized by the Plan. Effective January 1, 2005, the Putnam Defined Contribution Servicing business of Putnam Investments was merged with the Mercer Human Resources Defined Benefit and Health and Group businesses to form a new company, Mercer HR Outsourcing, which now provides record keeping and trustee services to the Plan.

Contributions

Participants may elect to make pretax contributions totaling from 1% to 50% of their annual compensation, limited by requirements of the Internal Revenue Code (“IRC”). Participants may discontinue their election to contribute at any time. During 2004, all new employees were automatically enrolled in the Plan with a pretax contribution by the employee of 2% of their annual compensation.  Effective May 1, 2005, the pretax contribution of all new employees automatically enrolled in the Plan was changed to 3% of their annual compensation. Within the first 30 days of hire, employees may opt out of automatic enrollment.

The Company makes Qualified Non-Elective Contributions (“QNEC”) to the Plan on behalf of each eligible employee. The QNEC is equal to 4% of eligible compensation and is allocated as of each pay period (certain collectively bargained employees receive a 3% QNEC contribution, and certain other collectively bargained employees receive a 25% Company match on contributions up to 6% of eligible compensation). All QNEC and other Company contributions are initially invested in Kinder Morgan, Inc. common stock, which is immediately transferable to other available investments at the employee’s discretion. In addition to the QNEC, the Company may also make discretionary contributions to the Plan, based on the Company’s performance. For the year ended December 31, 2004, Company contributions totaled approximately $12.2 million.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

In July 2004, the Kinder Morgan, Inc. Board of Directors Compensation Committee approved, contingent upon approval at its July 2005 meeting, an additional 1% contribution to each eligible employee beginning with the first pay period after the July 2005 meeting. This additional 1% contribution is discretionary and will require annual approval by the Compensation Committee.

Participants may invest in Kinder Morgan, Inc. common stock held in the ESOP portion of the Plan as described under Section 4967 (e)(7) of the IRC. Dividends on Kinder Morgan, Inc. common stock are reinvested in Kinder Morgan, Inc. common stock, unless the participant elects direct dividend payment as allowed by the Plan. All Company matching contributions are used to purchase Kinder Morgan, Inc. common stock. At any time, a participant may, by a change in investments direction, direct that shares of Kinder Morgan, Inc. common stock be converted to cash and the proceeds less any applicable sales expenses be invested in another investment option.

Under Internal Revenue Service regulation, annual additions under the Plan and all other qualified plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $41,000 for each employee. Annual additions are defined as employer contributions and employee contributions.

Benefits/Vesting

Participants are fully and immediately vested in all participant contributions and all Company contributions made after July 1, 2000. Participants who were employed by the former K N Energy, Inc. and received Company contributions between January 1, 1995 and June 30, 2000 were subject to a four-year vesting provision (25% per year of service) on those contributions. Participant contributions may be withdrawn, with the approval of the Fiduciary Committee, in the event of unusual expenses connected with illness or disability, for college expenses for a participant or his or her dependents, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a participant’s account will be distributed in the event of termination of employment, death, or termination of the Plan. If a participant’s account is $5,000 or less, a lump-sum distribution will automatically be made. If a participant’s account is greater than $5,000, the participant’s distribution options are: lump-sum distribution, partial distributions, or periodic installments. Upon retirement, participants whose accounts exceed $5,000 may choose to leave their accounts in the Plan until age 70 1/2, when minimum distributions are required under the IRC.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Loans

Participants may borrow, from the vested portion of their Plan accounts, a minimum of $500 up to a maximum equal to the lesser of 50% of their vested balance or $50,000. All loans are charged a variable interest rate equal to the prime rate published on the first of each month. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the IRC.

Forfeitures

Forfeitures of non-vested employer contributions remain in the Plan and earn interest income. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company QNEC contributions. During 2004, $38,940 of employer contributions was forfeited by employees who were terminated before those amounts became vested. The entire forfeiture balance of $38,940 was used to reduce employer contributions, leaving a forfeiture balance at December 31, 2004 of $0.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

2.

Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are accounted for at fair market values as determined by quoted market prices in an active market. Participant loans are valued at cost, which approximates fair market value. Life insurance contracts are stated at contract value (see Note 3). Unrealized appreciation (depreciation) is the difference between the fair value of the investment at the end of the current year and the cost of the investment if acquired during the Plan year, or the fair value of the investment at the beginning of the Plan year. The accompanying supplemental schedule of assets held for investment purposes reflects cost basis determined utilizing a historical cost approach as required by ERISA.

Purchases and sales of the funds are reflected on a trade date basis. Gain or loss on sale of investments is based on average cost.

The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of investments, which consists of realized gains and losses, and the net change in unrealized appreciation (depreciation) on investments (see Note 3).

Administrative Expenses

Accounting and certain administrative services for the Plan are provided by the Company at no cost to the Plan. All other expenses are paid by the Plan.

Other

The Company’s annual discretionary contribution, if any, is determined when annual net income and payroll amounts are known. The contribution is allocated to participants subsequent to year-end. The Company did not make a discretionary contribution in 2004.

3.

Investments

Participants may designate their contributions and their allocated portion of the employer contributions, in percentage increments divisible by five, to one or more of the eligible investment programs. New Plan participants may elect to transfer investments from other qualified plans into the Plan.

The investment programs of the Plan and the number of participants in each program at December 31, 2004 and 2003 are briefly described as follows:

American EuroPacific Growth Fund - This program consists of investments in common stocks of companies in Europe and the Pacific Basin. At December 31, 2004, 1,130 participants held 129,161 shares with a cost of $4,286,020 and a market value of $4,600,723. This investment option was not available to participants in 2003.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

Artisan Mid Cap Fund - This program consists of investments in common stocks of medium-sized companies. At December 31, 2004, 1,654 participants held 577,153 shares with a cost of $13,756,058 and a market value of $17,060,642. At December 31, 2003, 1,421 participants held 482,478 shares with a cost of $10,847,703 and a market value of $12,438,294.

ChevronTexaco Corporation Common Stock - This program is restricted to former participants of the Plantation Pipe Line Company - Employees Thrift Plan and is closed to new purchases. Participants have the option of continuing to hold shares of this program or transferring to other fund options at their discretion. At December 31, 2004, 58 participants held 25,926 shares with a cost of $658,219 and a market value of $1,361,385. At December 31, 2003, 62 participants held 14,629 shares with a cost of $711,074 and a market value of $1,263,777.

Exxon Mobil Corporation Common Stock - This program is restricted to former participants of the Plantation Pipe Line Company - Employees Thrift Plan and is closed to new purchases. Participants have the option of continuing to hold shares of this program or transferring to other fund options at their discretion. At December 31, 2004, 59 participants held 62,062 shares with a cost of $1,217,017 and a market value of $3,181,294. At December 31, 2003, 63 participants held 73,043 shares with a cost of $1,365,391 and a market value of $2,994,771.

Federated Stock Trust - This program consists of investments in blue-chip stocks and seeks growth of income and capital. At December 31, 2004, 944 participants held 190,739 shares with a cost of $6,191,991 and a market value of $7,091,681. At December 31, 2003, 936 participants held 172,127 shares with a cost of $5,412,061 and a market value of $5,898,783.

Harbor Small Cap Growth Fund - This program consists of investments in common stock of growth-oriented small companies. At December 31, 2004, 1,053 participants held 654,055 shares with a cost of $7,725,113 and a market value of $8,417,689. At December 31, 2003, 912 participants held 483,126 shares with a cost of $5,305,997 and a market value of $5,966,611.

Kinder Morgan, Inc. Common Stock Fund - This program consists of shares of the Company’s common stock. At December 31, 2004, 6,328 participants held 2,513,809 shares with a cost of $95,069,541 and a market value of $183,834,886. At December 31, 2003, 6,216 participants held 2,643,387 shares with a cost of $88,235,668 and a market value of $156,224,143.

Lord Abbett Mid-Cap Value Fund - This program consists of investments in common stocks of medium-sized companies. At December 31, 2004, 787 participants held 481,471 shares with a cost of $9,009,380 and a market value of $10,876,425. At December 31, 2003, 537 participants held 263,183 shares with a cost of $4,342,438 and a market value of $4,942,580.

Pimco Total Return - This program consists of investments in intermediate-maturity fixed-income securities. At December 31, 2004, 1,845 participants held 2,423,858 shares with a cost of $26,181,171 and a market value of $25,862,568. At December 31, 2003, 1,782 participants held 2,255,712 shares with a cost of $24,346,376 and a market value of $24,158,674.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

Putnam Asset Allocation Balanced Portfolio - This program uses a balanced strategic allocation percentage between equity securities and fixed income securities. At December 31, 2004, 1,115 participants held 2,012,358 shares with a cost of $22,459,694 and a market value of $21,371,239. At December 31, 2003, 1,031 participants held 1,860,728 shares with a cost of $21,066,607 and a market value of $18,383,994.

Putnam Asset Allocation Conservative Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities that is weighted toward fixed income. At December 31, 2004, 513 participants held 667,724 shares with a cost of $6,280,027 and a market value of $6,102,997. At December 31, 2003, 516 participants held 703,152 shares with a cost of $6,592,795 and a market value of $6,208,829.

Putnam Asset Allocation Growth Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities that is weighted toward equity. At December 31, 2004, 1,058 participants held 1,703,194 shares with a cost of $20,821,406 and a market value of $19,041,704. At December 31, 2003, 1,029 participants held 1,633,096 shares with a cost of $20,392,717 and a market value of $16,526,935.

Putnam Fund for Growth and Income - This program consists of investments in a portfolio of common stocks that offer the potential for capital growth, current income or both. At December 31, 2004, 2,153 participants held 1,962,664 shares with a cost of $36,638,688 and a market value of $38,154,182. At December 31, 2003, 2,120 participants held 1,974,146 shares with a cost of $36,891,820 and a market value of $35,001,612.

Putnam International Equity Fund - This program consists of investments in a diversified portfolio of stocks of companies located outside the United States. At December 31, 2004, 1,517 participants held 795,186 shares with a cost of $17,899,192 and a market value of $18,933,368. At December 31, 2003, 1,667 participants held 899,826 shares with a cost of $20,264,668 and a market value of $18,698,379.

Putnam Money Market Fund SDB - This program invests primarily in money market investments and serves as the cash balance account for the Self-Directed Brokerage Account. At December 31, 2004, 107 participants held 1,551,606 shares with a cost and a market value of $1,551,606. At December 31, 2003, 98 participants held 2,647,291 shares with a cost and a market value of $2,647,291.

Putnam S&P 500 Index Fund - This program invests in stocks that closely approximate the return of the S&P 500 index. At December 31, 2004, 1,409 participants held 551,370 shares with a cost of $15,368,328 and a market value of $16,943,595. At December 31, 2003, 1,290 participants held 431,547 shares with a cost of $11,783,394 and a market value of $11,988,389.

Putnam Stable Value Fund - This program consists of investments in investment contracts or similar investments issued by insurance companies, banks, and similar financial institutions. At December 31, 2004, 3,359 participants held 75,901,629 shares with a cost of $75,901,640 and a market value of $75,901,629. At December 31, 2003, 2,731 participants held 64,743,767 shares with a cost of $64,743,783 and a market value of $64,743,767.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

Putnam Voyager Fund - This program consists of investments in common stocks of small companies. At December 31, 2004, 2,686 participants held 2,539,601 shares with a cost of $53,506,517 and a market value of $43,528,761. At December 31, 2003, 2,787 participants held 2,781,521 shares with a cost of $60,301,676 and a market value of $45,366,600.

Royce Low-Priced Stock Fund - This program consists of investments in common stocks of small companies whose average price is less than $20 per share. At December 31, 2004, 874 participants held 840,004 shares with a cost of $11,153,183 and a market value of $12,877,267. At December 31, 2003, 642 participants held 561,466 shares with a cost of $6,664,367 and a market value of $7,849,294.

Self-Directed Brokerage Account - This program consists of participant-directed investments in individual stocks. At December 31, 2004, 109 participants held securities in this program with a market value of $7,803,624. At December 31, 2003, 89 participants held securities in this program with a market value of $4,769,736.

In 1970, the Plan entered into a deposit administration investment contract (the “Contract”) with Principal Financial Group (“Principal”). Prior to January 1, 1987, participants had the option of purchasing life insurance through the Contract. Thereafter, the segment of the Plan allowing for the purchase of a life insurance policy on the life of the participant was frozen so that no new policies could be written. Participants with policies at December 31, 1986, had the following options: 1) allow the policy to remain in force with a frozen face value and fixed premium payments, 2) elect to use the cash surrender value (“CSV”) of the policy to purchase paid-up life insurance or 3) reinvest the CSV of the policy in another fund. Principal maintains the contributions in a group account.

The Contract is included in the Statements of Net Assets Available for Benefits at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. There are no reserves against contract value for credit risk of Principal or otherwise. The value of the Contract at December 31, 2004 and 2003 was $687,709 and $700,346, respectively.

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2004	2003
Kinder Morgan, Inc. Common Stock Fund	$ 183,834,886	$ 156,224,143
Putnam Stable Value Fund	75,901,629	64,743,767
Putnam Voyager Fund	43,528,761	45,366,600
Putnam Fund for Growth and Income	38,154,182	35,001,612
Pimco Total Return	25,862,568	24,158,674

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

During 2004, the Plan’s investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Year Ended December 31, 2004
American EuroPacific Growth Fund	$ 317,952
Artisan Mid Cap Fund	1,936,904
ChevronTexaco Corporation Common Stock	254,970
Exxon Mobil Corporation Common Stock	678,525
Federated Stock Trust	532,874
Harbor Small Cap Growth Fund	244,141
Kinder Morgan, Inc. Common Stock Fund	36,372,305
Lord Abbett Mid-Cap Value Fund	1,393,519
Pimco Total Return	(125,402)
Putnam Asset Allocation Balanced Portfolio	1,415,157
Putnam Asset Allocation Conservative Portfolio	205,351
Putnam Asset Allocation Growth Portfolio	1,739,496
Putnam Fund for Growth and Income	3,264,755
Putnam International Equity Fund	2,437,297
Putnam S&P 500 Index Fund	1,494,733
Putnam Voyager Fund	2,087,372
Royce Low-Priced Stock Fund	895,576
Self-Directed Brokerage Account	1,003,438
$ 56,148,963

4.

Nonparticipant-directed Investments

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments in Kinder Morgan, Inc. common stock of $183,834,886 and $156,224,143 at December 31, 2004 and 2003, respectively, is as follows:

Year Ended
December 31, 2004
Changes in Net Assets:
Dividends	$ 5,794,778
Net appreciation	36,372,305
Contributions	16,470,319
Benefits paid	(9,615,433)
Interfund transfers	(19,818,424)
Other, net	(1,592,803)
$ 27,610,742

5.

Tax Status

The Plan is qualified under the IRC as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service on November 26, 2002. The Plan has been amended since receiving this determination; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement dates.

Employer contributions to the Plan and all earnings from Plan investments are not taxable to participants until a partial or complete distribution of such contributions or earnings is made.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

6.

Party-in-Interest Transactions

Certain Plan investments are shares of Kinder Morgan, Inc. common stock. Certain Plan investments are shares of mutual funds and money market funds managed by Putnam Investments, Inc. Putnam Fiduciary Trust Company (the Trustee of the Plan) is a subsidiary of Putnam Investments, Inc. and, therefore, these transactions qualify as party-in-interest. Any purchases and sales of these investments are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

7.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, money market funds and Company common stock. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts shown in the Statements of Net Assets Available for Benefits.

8.

Reconciliation of the Plan Financial Statements to Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the accompanying financial statements at December 31, 2004 and 2003 to Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$537,398,603	$457,585,904
Deemed distributions of participant loans	(132,448)	(110,043)
Net assets available for benefits per Form 5500	$537,266,155	$457,475,861

The following is a reconciliation of the change in net assets available for benefits per the accompanying financial statements for the year ended December 31, 2004 to Form 5500:

Year Ended December 31, 2004
Net increase in net assets available for benefits
per the financial statements	$ 79,812,699
Deemed distributions of participant loans	(22,405)
Net increase, net of transfer of assets per Form 5500	$ 79,790,294

Amounts allocated to deemed distributions of participant loans are recorded as an investment in the accompanying financial statements and recorded as an expense on Form 5500.

A participant loan is deemed distributed during the plan year under the provisions of IRC section 72(p) and Treasury Regulation section 1.72(p) if the participant loan is treated as a direct investment solely of the participant’s individual account and the participant has discontinued payment of the loan as of the end of the year. For financial statement purposes, the loan balance is still considered as an outstanding loan until the loan obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

Kinder Morgan, Inc. Savings Plan

Schedule of Assets Held for Investment Purposes – Schedule H, Item 4(i)

As of December 31, 2004

Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost*	Current Value

American EuroPacific Growth Fund	Registered Investment Company	$ 4,286,020	$ 4,600,723
Artisan Mid Cap Fund	Registered Investment Company	13,756,058	17,060,642
ChevronTexaco Corporation Common Stock	Common Stock	658,219	1,361,385
Exxon Mobil Corporation Common Stock	Common Stock	1,217,017	3,181,294
Federated Stock Trust	Registered Investment Company	6,191,991	7,091,681
Harbor Small Cap Growth Fund	Registered Investment Company	7,725,113	8,417,689
Kinder Morgan, Inc. Common Stock Fund**	Company Common Stock	95,069,541	183,834,886
Lord Abbett Mid-Cap Value Fund	Registered Investment Company	9,009,380	10,876,425
Pimco Total Return	Registered Investment Company	26,181,171	25,862,568
Royce Low-Priced Stock Fund	Registered Investment Company	11,153,183	12,877,267
Self-Directed Brokerage Account	Self-Directed Brokerage Account	N/A	7,803,624

Putnam Investments:**
Putnam Asset Allocation Balanced Portfolio	Registered Investment Company	22,459,694	21,371,239
Putnam Asset Allocation Conservative Portfolio	Registered Investment Company	6,280,027	6,102,997
Putnam Asset Allocation Growth Portfolio	Registered Investment Company	20,821,406	19,041,704
Putnam Fund for Growth and Income	Registered Investment Company	36,638,688	38,154,182
Putnam International Equity Fund	Registered Investment Company	17,899,192	18,933,368
Putnam Money Market Fund SDB	Money Market Fund	1,551,606	1,551,606
Putnam S&P 500 Index Fund	Common/Collective Trust	15,368,328	16,943,595
Putnam Stable Value Fund	Common/Collective Trust	75,901,640	75,901,629
Putnam Voyager Fund	Registered Investment Company	53,506,517	43,528,761

Principal Financial Group	Insurance Contract	N/A	687,709

Participant Loans**	Loans Ranging From 0 - 10 Years
	Maturity with Interest Rates
	Ranging from 4.00% to 10.50%	11,947,967	11,947,967

	Total Investments	$437,622,758	$537,132,941

* Determined using original historical cost

**Party-in-Interest (Note 6)

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

Kinder Morgan, Inc. Savings Plan

Schedule of Reportable Transactions – Schedule H, Item 4(j)

For the Year Ended December 31, 2004

**Identity of Party Involved	Description of Asset	* Purchase Price	* Selling Price	Cost of Asset	Current Value of Asset	Net Gain (Loss)

Kinder Morgan, Inc.	Common Stock	$31,938,548	$ -	$31,938,548	$31,938,548	$ -

Kinder Morgan, Inc.	Common Stock	$ -	$40,700,110	$25,104,665	$40,700,110	$15,595,445

*

Represents a transaction or a series of transactions in securities of the same issue in excess of 5% of the Plan’s market value as of December 31, 2004.

**

Party-in-Interest (Note 6)

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KINDER MORGAN, INC. SAVINGS PLAN
By:	/s/ JOSEPH LISTENGART

Name:	Joseph Listengart

Title:	Vice President and General Counsel

Date:	June 28, 2005

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

EXHIBIT INDEX

Exhibit Number

Description

23.1

Consent of Independent Registered Public Accounting Firm dated June 28, 200 5